UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
QIWI plc
(Name of Issuer)

Class B Ordinary Shares, having a nominal value of ?0.0005 per share (Title of Class of Securities)

74735M108
(CUSIP Number)

Maria Kurnosova, 2/4 Letnikovskaya Street, 115114, Moscow, Russia tel. +7 (495) 244-44-00
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report* the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ?? 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the fo* llowing box. ?

Note: Schedules filed in paper format shall include a signed original and five * copies of the schedule, including all exhibits. See ? 240.13d-7 for other parti* es to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s* initial filing on this form with respect to the subject class of securities, a*
nd for any subsequent amendment containing information which would alter disclo* sures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deeme* d to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the * Act but shall be subject to all other provisions of the Act (however, see the N* otes).



1.
Names of reporting persons
Public Joint-Stock Company ?Bank Otkritie Financial Corporation?
2.
Check the appropriate box if a member of a group (see instructions)
(a) ? (b) ?
3.
SEC use only
4.
Source of funds (see instructions)
OO
5.
Check box if disclosure of legal proceedings is required pursuant to Items 2(d)*
 or 2(e) ?
6.
Citizenship or place of organization
Russian Federation
Number of
shares
beneficially
owned by
each
reporting
person
with
7.
Sole voting power
0

8.
Shared voting power
0

9.
Sole dispositive power
0

10.
Shared dispositive power
0
11.
Aggregate amount beneficially owned by each reporting person
0
12.
Check box if the aggregate amount in Row (11) excludes certain shares (see inst* ructions) ?
13.
Percent of class represented by amount in Row (11)
0%
14.
Type of reporting person (see instructions)
BK




Schedule 13D

This Amendment No. 3 to Schedule 13D (the ?Amendment?) is filed by Public Joint*
 Stock Company ?Bank Otkritie Financial Corporation? (?Bank Otkritie?) to amend* the Schedule 13D related to the Class B ordinary shares (?Class B Shares?) of *
QIWI plc (?QIWI?) previously filed by Bank Otkritie with the Securities and Exc* hange Commission on October 19, 2017, previously amended by Amendment No. 1 to *
Schedule 13D (?Amendment No. 1?) filed on December 29, 2017, and Amendment No. * 2 to Schedule 13D (?Amendment No. 2?) filed on June 7, 2018. This Amendment is * filed to disclose that on December 30, 2022 date Bank Otkritie disposed 21,426,* 733 Class B Shares of QIWI and is no longer a shareholder of QIWI.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify * that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2022

By: /s/ M. M. Zadornov
Name:  M. M. Zadornov